Mail Stop 6010


      September 20, 2005


Via U.S. Mail and Facsimile to (603) 224-6673

Brian A. Byrne
Chief Financial Officer
AAVID Thermal Technologies, Inc.
One Eagle Square, Suite 509
Concord, New Hampshire 03301


	Re:	AAVID Thermal Technologies, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 29, 2005
Forms 10-Q for the periods ended March 31, and June 30, 2005
      File No. 033-99232


Dear Mr. Byrne:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1. We see on page 28 that you attribute foreign exchange gains to the impact of changes in exchange rates on certain long-term inter-company notes. With respect to these notes, tell us how your accounting considers the guidance from paragraph 20 to SFAS 52.

2. We refer to the disclosure of EBITDA as defined in your credit agreement. Please revise future filings to more fully comply with the disclosure guidance from Question 10 to the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." In that regard, you should expand to describe (1) the materiality of the credit agreement and the covenant, (2) the amount or limit required for compliance with the covenant; and (3) the actual or reasonably likely effects of compliance or non-compliance with the covenant on
the company`s financial condition and liquidity.   Show us how you
intend to apply this comment.

3. We refer to the disclosure of operating income excluding intangible asset amortization and restructuring charges. Either delete these measures from all future filings or expand to fully comply with the requirements of Item 10(e) to Regulation S-K. If you choose to retain the disclosures of this non-GAAP measure, expand future filings to provide the following:
* A quantitative reconciliation showing the differences between the non-GAAP measure and the most directly comparable financial measure presented in GAAP;
* The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
* The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

* The economic substance behind management`s decision to use the measure; and

* The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Refer also to Questions 8 and 33 to the "Frequently Asked
Questions
Regarding the Use of Non-GAAP Financial Measures." Show us how you intend to apply this comment.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 48

4. We note that the audit report does not state that the audit was performed in accordance with PCAOB standards. Please revise the audit report to make appropriate reference to the auditing standards of the PCAOB. Refer to PCAOB Auditing Standard No 1.

Note B.  Summary of Significant Accounting Policies

 Revenue Recognition, page 58
5. Unless insignificant, please expand future filings to disclose how you account for product warranties and to provide the quantitative disclosures called for by FIN 45.
6. Tell us about the significant terms and conditions of transactions with distributors, including more specific detail about rights of return and stock rotation arrangements. In a written response, show us that it is appropriate to recognize revenue on transactions with distributors at shipment. Refer to SAB 104 and SFAS 48 for guidance in preparing your response.

Note N.  Restructuring Charges and Reserves, page 70

7. In future filings please separately present cash payments from non-cash adjustments to existing reserves.
8. As a related matter, in 2004 we see a $625,000 reduction in an item labeled "fixed asset reserves." Future filings should identify and describe the underlying reasons for non-cash adjustments to existing reserves.
Section 302 Certifications - Exhibits 31.1 and 31.2

9. We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the form specified in Regulation S-K. The Section 302 certifications must be in the exact form prescribed; and, the wording of the certifications may not be changed in any respect, except for
the modifications temporarily permitted to be made to the fourth paragraph pursuant to Part III.E of Release No. 8238.
Accordingly,
please file an amendment to your Form10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please similarly amend the Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005.
`
*    *    *    *

      As appropriate, please amend your December 31, 2004 Form 10-
K
and March 31, and June 30, 2005 Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review.    Please understand that we may have
additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 551-3676.


								Sincerely,



								Gary Todd
								Reviewing Accountant

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Mr. Nicholas K. Fortson
University Bancorp, Inc.
September 20, 2005
Page 4



Brian A. Byrne
AAVID Thermal Technologies, Inc.
September 20, 2005
Page 5